

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 8, 2006

Mr. Thomas B. Tyree, Jr.
Chief Financial Officer
Bill Barrett Corporation
1099 18th Street, Suite 2300
Denver, CO 80202

>   **Re: Bill Barrett Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2005**
>   **Filed March 03, 2006**
>   **File No. 001-32367**
>   **Response Letter of November 3, 2006**

Dear Mr. Tyree:

We have reviewed your filings, and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

General

1.   We understand from your reply that you would prefer to limit compliance with
        our comments to future filings. However, we have considered your responses to
        the prior comments, and believe that the nature and extent of the revisions
        contemplated warrant more immediate action. Therefore, we believe it will be
        necessary to amend your filing to include all of the disclosure revisions you have
        proposed during this review, and the additional revisions requested in this letter,
        as soon as possible.

Oil and Gas Data, page 19

Proved Reserves, page 19

2.   We have reviewed your response to prior comment five, concerning the variances
        between reserve estimates prepared by you and the independent engineers.
        Although your proposed disclosure is helpful, we believe that additional
        disclosure is necessary to address the differences in reserve estimates over the last
        three years. If you used only the consultant's estimates, it appears you would
        have negative revisions in the reserve quantities disclosed because the large
        differences on individual properties were not resolved. However, you chose to
        report the higher numbers provided by Barrett engineers without addressing these
        differences. Based on the information you provided, we see no basis for estimates
        of reserves above those provided by the independent engineers.

        Given these circumstances, we believe it will be necessary to amend your fling to
        expand your disclosures as previously advised. Since you engaged independent
        engineers to review your reserve estimates, further disclosure will be necessary to
        explain (i) why you engaged the independent engineering firms, and (ii) the
        reasons for your decision to report your reserve estimates without resolving the
        differences. It should be clear which methods or manner of computation
        employed by you rendered a more reliable estimate, in your view. If you are
        unable to substantiate this view, it may be necessary to restate your reserves.
        Please disclose all material differences in the reserve estimates identified for
        individual properties, both developed and undeveloped, over the past three years.

Risk Factors, page 34

Our estimated reserves are based on many assumptions, page 35

3.   We note you have not complied with prior comment six, concerning the actual production levels relative to your originally forecasted volumes. We agree that information clarifying that 27.5% of the wells you participate in are producing less than 75% of the originally forecasted volumes would be more appropriately included in the explanation of the risk factor found on page 35, concerning reserve assumptions that turn out to be inaccurate, and would provide the context necessary to understand the relevance of the reserve revisions discussed in that section. Please revise your document accordingly.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark A. Wojciechowski at (202) 551-3759, or in his absence, Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you have questions related to engineering issues and related disclosures. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief